March 17, 2021

VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE: Touchstone Funds Group Trust (the “Registrant”) - Form N-14

Ladies and Gentlemen:

On behalf of the Registrant, electronically transmitted herewith is the Registrant’s Registration Statement on Form N-14 relating to the issuance of Classes A, C, and Y shares in connection with the reorganization of Touchstone Dynamic Diversified Income Fund, a series of Touchstone Strategic Trust, into the Touchstone Credit Opportunities Fund, a series of the Registrant. The Registration Statement is intended to become effective on April 16, 2021, pursuant to Rule 488 under the Securities Act of 1933.

Please direct any comments or questions on this filing to the undersigned at (513) 357-6029.

Best regards,

/s/ Meredyth A. Whitford-Schultz
Meredyth A. Whitford-Schultz
Senior Counsel